U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File No.: 001-04192

MFC Industrial Ltd.

(Translation of Registrant’s name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):    ☐

NEWS RELEASE
Corporate	Investors	Media
MFC Industrial Ltd.	Allen & Caron Inc.	Allen & Caron Inc.
Rene Randall	Joseph Allen	Len Hall
1 (604) 683-8286 ex 224	1 (212) 691-8087	1 (949) 474-4300
rrandall@bmgmt.com	joe@allencaron.com	len@allencaron.com

MFC INDUSTRIAL ANNOUNCES 2012 INCREASED CASH DIVIDEND

NEW YORK (January 17, 2012) . . . MFC Industrial Ltd (NYSE: MIL) (“MFC” or the “Company”) is pleased to announce that its Board of Directors has declared an annual cash dividend for 2012 of US$0.22 per common share. The dividend is 10% higher than the dividend paid in 2011, and, based on the closing price of $7.01 for the Company’s common shares on December 31, 2011, represents a dividend yield of approximately 3.13%, compared to an annual dividend yield of approximately 2.51% for the NYSE Composite Index in 2011.

•	The 2012 cash dividend will be paid in quarterly installments by the Company.

•

The first payment of $0.05 per common share will be paid on February 10, 2012 to shareholders of record on January 27, 2012. For such payment, the Company’s common shares will trade ex-dividend on January 25, 2012.

•	The remaining quarterly dividend payments in 2012 are expected to be made as follows:

•	March—$0.05;

•	June—$0.06; and

•	September—$0.06.

•

The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

Chairman & CEO Michael Smith commented: “We are pleased to announce this enhanced dividend for 2012. In keeping with our announced policy, it represents a higher yield than the NYSE Composite Index for 2011.”

The declaration, timing, and payment of future dividends will depend on, among other things, the Company’s financial results.

About MFC Industrial Ltd.

MFC Industrial Ltd. is a global commodities supply chain company that sources and delivers commodities and materials to clients all over the world, with a special expertise on the financing and risk management aspects of the business.

To obtain further information on the company, please visit our website at www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects”, “estimates”, “intends”, “anticipates” “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause the Company’s actual results, revenues, performance or achievements to differ materially from expectations include, among other things: general business and economic conditions globally, commodities price volatility, industry trends, competition, inability to successfully integrate acquired business and/or companies, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the integration of acquired businesses and other factors beyond the Company’s control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the Company’s MD&A for the three and nine months ended September 30, 2011, which has been filed with Canadian securities regulators and filed on Form 6-K with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and Chief Executive Officer

Date: January 17, 2012